[Letterhead of EnergySolutions, Inc.]

March 10, 2009

By facsimile and EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	EnergySolutions, Inc. (“EnergySolutions”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 001-33830

Dear Mr. Cash:

Reference is made to your letter, dated February 25, 2009, setting forth the Staff’s comment on the above-referenced documents.  We are submitting this letter in response to the comment letter.  For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

1.                                       We note your response to comment 1 in our letter dated February 9, 2009, that “holdings in ENV are no longer a component of [y]our compensation program for executives.”  However, please ensure that you include in your summary compensation table and address in your compensation discussion and analysis any profits or interests derived by your named executive officers from their ENV interests over the last fiscal year, including the cash payments that you disclose in your Form 8-K/A filed February 17, 2009.  In your discussion of the cash payments that were made in connection with ENV’s distribution of your shares, please explain the business reasons for making these payments and for ENV’s distribution of shares.  See Items 402(b), (c) and (e), as well as Instruction 2 to Item 402(b), of Regulation S-K.  In addition, as you noted in your response letter dated February 19, 2009, please also clarify in future filings that interests in ENV will no longer be an element of your executive compensation.

As previously disclosed, ENV made a distribution of all of the remaining shares of EnergySolutions, Inc. held by it on February 13, 2009.  We will include the cash payments disclosed in the Form 8-K/A filed February 17, 2009, in the summary compensation table and related disclosure in our proxy statement, including the business reasons for the cash payments.  The distribution of the remaining shares by ENV was a business decision made by ENV and essentially involved a change in the form of ownership of the EnergySolutions shares by the owners of ENV from indirect, i.e. held through ENV, to direct.  The compensatory nature of the grants of ENV Units in 2005 and 2006 to our officers and directors has been previously disclosed.  We will include disclosure that ENV is no longer a shareholder of the Company and that there will not be future distributions of cash or stock from ENV to our officers and directors and, consequently, our compensation committee will no longer consider ENV in their compensation analysis.

2.                                       The relationship that you had with ENV up until February 13, 2009, appears to have involved one or more “related person” transactions.  As such, please ensure that you provide in future filings the disclosure required by Item 404 of Regulation S-K with respect to these transactions.

We confirm that we will include the disclosures required by Item 404 of Regulation S-K with respect to related person transactions involving ENV in future filings made by the Company, including our upcoming proxy statement for the annual stockholders meeting.  We will include disclosure regarding the transition of ENV from 100% stockholder of the Company to minority stockholder and the ultimate distribution of the remaining shares of EnergySolutions, Inc. stock held by it in February, 2009.

We acknowledge the following:

•                  EnergySolutions is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to EnergySolutions’ filings; and

•                  EnergySolutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our disclosures.  Should you have any questions regarding our responses, please contact me at (801) 649-2000.

Sincerely,

/s/ Philip O. Strawbridge

Philip O. Strawbridge
Executive Vice President and Chief Financial Officer

cc:           Jeanne Baker, SEC Assistant Chief Accountant

Hagen Ganem, SEC Staff Attorney

Dale Welcome, SEC Staff Accountant

Boris Dolgonos, Weil, Gotshal & Manges LLP

David Jolley, Ernst & Young LLP